Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in millions, except ratio information)

	Fiscal Years Ended December 31,					Nine Months Ended September 30, 2005
	2000	2001	2002	2003	2004
Income (loss) from continuing
operations before income taxes	207.6	332.3	432.3	540.4	615.3	496.1

Fixed Charges:
Interest on long-term and short-term debt including amortization of debt expense	38.5	27.0	19.2	40.9	36.1	25.5

Portion of rental expense as can be demonstrated to be representative of the interest factor	23.8	24.9	28.7	34.7	35.5	29.8

Total fixed charges	62.3	51.9	47.9	75.6	71.6	55.3

Earnings before income taxes plus fixed charges	269.9	384.2	480.2	616.0	686.9	551.4

Ratio of earnings to fixed charges	4.33	7.40	10.03	8.15	9.59	9.97